Exhibit 99.1

Allot Communications Completes Acquisition of Optenet’s
Operations, a Leading Security-as-a-Service Solution Provider

Optenet’s technology and customer base to enhance Allot’s security offering for mobile and fixed operators addressing consumer and enterprises security challenges

March 24, 2015 - Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital experience, announced today that it has completed the acquisition of Optenet’s operations, a global IT security company providing high-performance Security-as-a-Service (SECaaS) solutions to service providers and large enterprises worldwide.

Key Strategic Benefits of the Acquisition

1)
With the acquisition of the operations of Optenet, Allot has bolstered and broadened its security solutions portfolio, which operates at the network level and provides URL blacklisting, DDOS protection, Anti-Spam and Network Analytics capabilities.

2)	The acquisition provides new monetization opportunities for mobile service providers, enabling them to provide value to residential, SMB and enterprise customers.

3)	By leveraging Optenet's customer base, Allot can generate new opportunities with large service providers.

4)	In addition, Optenet’s products complement Allot’s offering to cloud and hosting providers and large enterprises by securing the access to cloud applications and resources.

About Optenet

Optenet is a global IT security company providing high-performance security to service providers and large enterprises worldwide. With the largest ISP customer base and over 15 years of experience, Optenet is a pioneer and global leader of enabling SECaaS. Its technology protects more than 100 million End Users worldwide and is deployed globally at over 60 ISPs. Dedicated to protecting children by eliminating illegal content on the Internet, Optenet works with government and non-profit organizations to create a secure online environment for minors. For more information, visit: http://www.optenet.com

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contact:

Maya Lustig | Director of Corporate Communications
+972.54.6778100| mlustig@allot.com

Rami Rozen | AVP Corporate development
+972.52.5694441| rrozen@allot.com